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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2003.

REPADRE CAPITAL CORPORATION
(Name of Registrant)

130 Adelaide Street West, Suite 2520, Toronto, ON, Canada, M5H 3P5
 (Address of principal executive offices)

January 6, 2003
Press Release: Repadre Shareholders Approve Business Combination with IAMGOLD Corporation

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/                                        Form  40-F /    /

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes /    /                                         No /X/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Repadre Capital Corporation — SEC File No. 000-12793
(Registrant)

Date: January 6, 2003	By:
/s/ Grant A. Edey
Grant A. Edey, Secretary

PRESS RELEASE — January 6, 2003

REPADRE SHAREHOLDERS APPROVE BUSINESS COMBINATION WITH IAMGOLD CORPORATION

        SYMBOL RPD — TSX

Toronto, Canada — Shareholders of Repadre Capital Corporation today approved a plan of arrangement pursuant to which IAMGOLD Corporation, a Markham based mining company, will acquire all of the common shares of Repadre Capital at an exchange ratio of 1.6 IAMGOLD shares for each Repadre share, with IAMGOLD as the continuing public company. Over 96% of the votes cast by shareholders at the special meeting of shareholders held in Toronto were voted in favour of the plan of arrangement.

Subject to approval by the Ontario Superior Court of Justice, the effective date of the transaction is expected to be January 7, 2003. It is expected that Repadre will be delisted from the Toronto Stock Exchange within the next week. IAMGOLD trades on the Toronto Stock Exchange under the symbol IMG and on the American Stock Exchange under IAG.

On completion of the plan of arrangement, IAMGOLD will have approximately 141.4 million shares outstanding.

Some of the statements contained in this release may be forward-looking statements, such as estimates and statements that describe Repadre's future plans, objectives or goals. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. There can be no assurance that such statements will prove to be accurate and that actual results and future events in each case could differ materially from those currently anticipated in such statements by reason of such factors as, but not limited to, changes in general economic and market conditions.

FOR FURTHER INFORMATION CONTACT:

Joseph F. Conway
President and Chief Executive Officer
Dir: (416) 365-2430
Main: (416) 365-8090
Fax: 416-365-8065
Website: www.repadre.com
E-mail: info@repadre.com

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SIGNATURE
Repadre Capital Corporation — SEC File No. 000-12793 (Registrant)
REPADRE SHAREHOLDERS APPROVE BUSINESS COMBINATION WITH IAMGOLD CORPORATION